30 July 2003

James Hardie Announces US$100m Expansion

James Hardie today announced plans to spend more than US$100 million to expand the production capacity and research and development capabilities of its USA fibre cement business.

The expansions will enable the business to meet rapidly growing demand for its products and accelerate a number of important development projects with significant commercial potential.

The projects include:

•	US$47.5 million to build a new, green-field fibre cement plant at Sacramento in northern California;

•	US$49.9 million to build a new production line for the company’s unique trim products at its plant in Peru, Illinois;

•	US$2.8 million to more than double the size of the company’s Research and Development centre adjacent to the manufacturing plant at Fontana, California

A further US$1.5 million is also being spent to upgrade the fibre cement manufacturing plant at Rosehill in Sydney.

The new plant at Sacramento will represent another breakthrough in James Hardie’s manufacturing technology, resulting in significantly lower capital and operating costs from those achieved at the company’s existing plants.

The Sacramento plant will have a single production line with a design capacity of 300 million square feet a year, 50% more than the capacity of the company’s biggest production lines today. The plant will make plank, panel and backer products.

The increased capacity will reduce the capital cost of each unit of production by about 30%, to around US 16 cents a square foot.

By contrast, James Hardie estimates that a typical fibre cement competitor’s plant has less than a third of the capacity of a Hardie production line and costs more to build.

Additionally, the new Sacramento plant will generate further savings in operating costs of about 10%, compared to other Hardie plants. This will also extend the company’s operating cost advantage that James Hardie has estimated at 20-30% better than competitors.

The new HardiTrim™ production line to be built at the company’s fibre cement plant at Peru, near Chicago in Illinois, will have a design capacity of 160 million square feet.

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Media/Analysts enquiries, please call: Greg Baxter, Executive Vice President
Telephone - 61 2 8274 5377 Mobile - 0419 461 368 Email - greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone - 61 2 8274 5246 Mobile - 0408 164 011
Email - steve.ashe@jameshardie.com.au Email - steve.ashe@jameshardie.com.au Facsimile - 61 2 8274 5218
www.jameshardie.com

The new trim line will represent the latest generation of the unique “low-density” manufacturing and product technology developed by Hardie in 1999. This allows the company to make thick, lightweight cement boards for trim applications typically dominated by wood-based materials. James Hardie’s lightweight products are protected by patents.

Chief Executive Officer Mr Peter Macdonald, says rapidly growing demand means that the additional capacity in California and Illinois could be utilised quickly, after it is commissioned in mid-2004.

“We do not have sufficient capacity on the west coast to meet projected demand next year. The new plant at Sacramento in northern California will bridge this gap, augmenting production from our existing plants at Fontana, in southern California, and at Tacoma, near Seattle in Washington State.

“The addition of the Sacramento plant will also mean we can deliver products to all of our customers on the west coast, faster and at lower cost,” Mr Macdonald said.

“The west coast markets account for about a quarter of our sales today and we believe demand from these markets will grow strongly over the next 5 years,” he said.

Mr Macdonald said the new trim line in Illinois would also provide much needed capacity, enabling the company to expand sales of its unique and proprietary XLD HardiTrim™ product into markets in the mid-west and the northeast.

“HardiTrim™ has been a great success since launch with compound annual sales growth exceeding 50% a year over the past four years. However, capacity constraints have meant that sales of the product have largely been confined to southern states.

“There is a large and as yet largely untapped market for XLD HardiTrim™ in other states, particularly in the mid-west and the northeast, where our fibre cement siding and trim products will offer a compelling alternative to the dominant material, vinyl.

“The new production line in Illinois will service this rapidly growing demand,” said Mr Macdonald.

Mr Macdonald said the company’s aggressive growth targets were unchanged, despite recent speculation about activity by competitors.

“Various companies are rumoured to be contemplating expansions in fibre cement or other competing products in the US. This doesn’t surprise us given the growth and returns we are reporting.

“We have a proven track record in confronting and overcoming these types of competitive threats because we deliver superior value to customers and have the lowest costs. This demonstrates that we have a unique business model which we believe other fibre cement producers are not able to emulate.

“We believe our fibre cement technology is uniquely advantaged and that significant investment in R&D is extending this advantage each year,” said Mr Macdonald.

The expansion of the company’s R&D centre in California, announced today, will more than double the size of the centre and will provide new laboratories and work space for scientific, engineering, manufacturing and logistics personnel.

Mr Macdonald said the expansion of R&D facilities was a further vote of confidence in the company’s growth prospects.

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“In 2002 we published targets to show that we believed we could double the size of our US business by 2007. Our growth is currently running ahead of the rate required to achieve this target,” Mr Macdonald said.

“We aim to grow revenue from our US business by 20% a year and to achieve EBIT margins of 20% or better. We also continue to track ahead of these targets.

“The new capacity in California and Illinois will help us meet rapidly growing demand for our products and further strengthen our competitive position. The expanded R&D facility in California and our continuing commitment to our world class research centre in Sydney is a further reflection of our confidence in the commercial potential of our unique, proprietary fibre cement technology,” said Mr Macdonald.

Further background information on the expansion projects is attached to this announcement.

Ends.

Disclaimer

This press release contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatment; and foreign exchange risk. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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30 July 2003

USA Fibre Cement — Rapid Growth Projected

The US market for exterior cladding materials used in residential construction is estimated at about 10.2 billion square feet a year and is growing by about 2% a year.

James Hardie’s sales of exterior products topped 1 billion square feet in the year ended March 2003, giving the company a share of about 11% of the exterior products market. This share is expected to grow to about 20% by 2007.

The US market for interior cement board products used in residential construction is estimated at 0.95 billion square feet and is growing by about 5-6% a year.

James Hardie’s sales of interior cement boards reached almost 300 million square feet in the year ended March 2003, giving the company a share of about 28% of the backer board market. This is expected to grow to more than 40% by 2007.

When combined, sales of James Hardie’s exterior and interior products have more than doubled over the past 5 years. This equates to a compound annual growth in sales of 22% over the period.

More importantly, sales of James Hardie’s exterior and interior products are expected to double again between 2002 and 2007.

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Growth in demand for our products will be driven by:

•	continued market penetration of James Hardie’s exterior products at the expense of wood-based products in new housing construction, particularly in the Pacific North West and southern markets;

•	increasing market penetration of James Hardie’s exterior products, at the expense of vinyl products in new housing construction, particularly in the mid-west and north-east markets;

•	increased sales of exterior and interior products in all markets for repair and remodelling (R&R) applications and continued growth in sales via the retail channel, such as through large hardware chains;

•	continued growth in sales of products for interior applications;

•	rapid growth in sales of new products, either recently released or currently planned for release in the near future;

•	a continuation of relatively high levels of new housing construction and repair and remodelling activity across the USA

The growth in sales is being partly driven by the increasing popularity of James Hardie’s unique, highly differentiated products that competitors are unable to make because the process technology and or formulations used in their manufacture are proprietary to the company.

These more highly differentiated products are increasingly generating a higher proportion of James Hardie’s total sales and because they are usually thicker than James Hardie’s standard products, they typically consume more production capacity.

Offsetting this is the fact that the thicker, highly differentiated products sell for higher prices and generate better margins than the company’s standard products.

By 2007, it is estimated that about 30% of James Hardie’s sales will be generated by these thicker products.

In the well-established markets across the sunbelt of the USA growth rates of 7-15% are targeted over the next 4 years. In the mid-west and northeast markets of the US and in Canada, growth rates of 30-50% are being sought.

New Manufacturing Plant — Sacramento, California

The new plant near Sacramento, CA is budgeted to cost US$47.5 million and is expected to be commissioned in mid-2004.

It will have an annual design capacity of 300 million square feet (300mmsf)1, 50% more than the rated design output of the most recently built Hardie production lines.

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[1] Design capacity is measured in standard feet. Each standard foot represents 1 square foot of fibre cement of medium density at 5/16” thickness — the thickness of standard siding product — the largest volume product. Design capacity is typically achieved when running siding product. However, lesser levels of output are typically achieved when running newly developed products and/or products of greater than 5/16” standard thickness. For this reason, design capacity is usually more than actual achieved or effective capacity.

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The increase in design capacity will be achieved with the introduction of a range of new, proprietary technology developed by James Hardie.

The plant will manufacture the full range of Hardie flat sheet products, including plank, panel and backer boards and can be expanded further to accommodate a trim production line in the future.

Operating costs at the plant will also be reduced by about 10% as a result of the increased scale of the plant and further advances in technology.

The capital cost per square foot of capacity will be about US 16 cents per square foot. This is about 30% lower than the cost of the plant at Peru, Illinois that was built in 2001 at a cost of 23 cents per square foot.

The Sacramento plant will enable James Hardie to meet rapidly growing demand for its products on the west coast. West coast markets are currently supplied from the company’s plants at Fontana in southern California and at Tacoma, near Seattle in Washington State.

JH Plant Locations

JH Plant Design Capacity

Flat Sheet Plants	Capacity (mmsf)

Fontana, California	180
Plant City, Florida	300
Cleburne, Texas	500
Tacoma, Washington	200
Peru, Illinois	560*
Waxahachie, Texas	360
Blandon, Pennsylvania	200
Summerville, South Carolina	190
Sacramento, California	300*
Flat Sheet Total	2790
FRC Pipe Plant
Plant City, Florida	100,000tons

*	Upgrade in progress- includes capacity being added

Once the Sacramento plant is commissioned, the company’s three west coast plants will be able to service their markets at lower freight costs and faster delivery times.

The lower freight cost and faster speed to market were key factors in the choice of Sacramento over alternative sites that were considered in California, Colorado, Nevada and Washington.

The site for the new plant has excellent access to a skilled labour force and to appropriate road and rail freight infrastructure. It is also in close proximity to sources of sand and cement, two of the key raw materials used in the manufacture of fibre cement.

The site is also large enough to accommodate further expansion of the plant as demand increases.

The west coast is the second largest US market for James Hardie’s fibre cement products and accounts for about a quarter of the company’s current US sales.

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Sales to markets on the west coast have almost doubled over the past five years and are expected to continue to grow strongly over the next 5 years.

New HardiTrim™ Production Line — Peru, Illinois

The new XLD HardiTrim™ production line at James Hardie’s plant at Peru, near Chicago in Illinois, is budgeted to cost US$49.9 million. The plant is expected to be commissioned in mid-2004.

The line will have an annual design capacity of 160 million square feet (160 mmsf)2. It will be the company’s second specialised production line dedicated to the production of XLD HardiTrim™.

HardiTrim™ Applications

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[2] Design capacity is measured in standard feet. 1 standard foot is a square foot of product at 5/16” thickness. XLD HardiTrim is manufactured in thicknesses up to 1 1/4 ” nominal thickness. Increased thicknesses are divided by the 5/16” standard thickness to provide design capacity for the XLD HardiTrim line.

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JH Plant Locations

	JH Plant Design Capacity

Flat Sheet Plants		Capacity (mmsf)

Fontana, California		180
Plant City, Florida		300
Cleburne, Texas		500
Tacoma, Washington		200
Peru, Illinois		560*
Waxahachie, Texas		360
Blandon, Pennsylvania		200
Summerville, South Carolina		190
Sacramento, California		300*
Flat Sheet Total		2790
FRC Pipe Plant
Plant City, Florida		100,000 tons

*	Upgrade in progress- includes capacity being added

XLD HardiTrim™ was developed by James Hardie’s Research and Development team and both the manufacturing process and the product’s formulation are proprietary to James Hardie. The formulation is patent protected.

The company’s first XLD HardiTrim™ production line was built at Cleburne plant in Texas in 1999 and has a design capacity of 100 million square feet.

Strict confidentiality surrounds the production process and the manufacturing line in Texas is housed in a secure area of the plant to which access is restricted. The same security arrangements will apply for the new line in Illinois.

The new line will deploy the second generation of James Hardie’s proprietary trim production technology, which has been enhanced further since the first line was built in Texas.

XLD HardiTrim™ was developed as a low-density fibre cement board to replace wood-based products, which have dominated applications for decorative trim, used on houses, such as around corners, doors, windows and as fascia.

Wood and wood-based products have exhibited a range of performance problems such as splitting, warping and cupping and are susceptible to rotting and termites. HardiTrim™ has been rapidly accepted by builders and homeowners as a highly durable alternative that provides the look of wood without the performance problems.

The total US market for trim products accounts for almost 3 billion square feet of sales volume a year, or almost a third of the total US market for exterior cladding products.

James Hardie’s share of the trim market is low but growing rapidly. Sales have increased at a compound annual growth rate of more than 50% a year over the past four years and high rates of growth for XLD HardiTrim™ are forecast to continue.

The rapid growth in sales of trim is driving an increase in the company’s average selling price and profit margins in the USA, because trim sells for a higher price than other Hardie products and generates higher margins.

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When completed, the new production line in Illinois will increase James Hardie’s XLD trim design capacity from 100 mmsf to 260 mmsf. Based on current demand projections, a further expansion of trim production capacity is anticipated over the next few years.

The new line will be located in a new building adjacent to the existing facility at the Peru plant that has two flat sheet production lines with a combined annual design capacity of 400 million square feet and a painting line dedicated to the finishing of ColorPlus™ pre-painted siding.

The Illinois plant is at the forefront of James Hardie’s push into markets in the mid-west and the north-east where the company is marketing its siding and trim products as an alternative to the dominant material, vinyl siding.

Research and Development Centre Expansion — Fontana, California

A further US$2.75 million is being spent to expand the company’s development centre adjacent to the fibre cement manufacturing plant at Fontana, California. The project should be completed in early 2004.

The project includes new laboratories and workspace to accommodate scientists, engineers and technicians. The expansion will more than double the size of the facility.

The expansion reflects plans to further increase the company’s commitment to research, development and engineering projects to support the growth in the US business.

In the company’s year ended March 31, 2003, James Hardie spent almost US$21 million on R&D. This is believed to be the largest investment as a percentage of sales of any company in the building materials industry worldwide.

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The rationale for this scale of investment is based on the significant commercial potential that James Hardie sees for its unique and proprietary fibre cement technology. This unique technology includes engineering and plant design, manufacturing processes, raw material development, material science and product formulations.

The return on the company’s investment in R&D has been significant in recent years. More than 40% of the company’s sales in the USA in the year to March 31, 2003 were generated by products developed and launched by James Hardie in the past 5 years.

One of the company’s largest R&D projects involves the development of a new production process and a new product formulation that will allow James Hardie to enter the large US market for roofing products. Sales of the new roofing product are imminent following the recent completion of a US$12.5 million pilot plant in California.

A number of other new products will be launched this year that are designed to increase sales further. These include product line extensions for existing market segments and new products that will allow James Hardie to enter other, attractive segments. The first of these is a new fencing product for which test marketing recently commenced in Texas.

The expansion of the R&D facility at Fontana expands the company’s commitment to support two world class research centres. The other is James Hardie’s core Research and Development Centre at Rosehill in Sydney. The Sydney centre is responsible for the development of new technology “platforms” or the company’s break-through research, and accommodates about 80 scientists, engineers and technicians. About US$13 million is spent at the Centre each year to fund research projects.

Ends.

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  Disclaimer

This press release contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatment; and foreign exchange risk. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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